UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Antry, Steve A.
   901 Dove Street, Suite 230
   Newport Beach, CA  92660
2. Issuer Name and Ticker or Trading Symbol
   Pease Oil and Gas Company
   WPOG
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
     June 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
   $0.10 Par Value Common S|6/3/97|M   | |15,000            |A  |$0.75      |                   |I     |By Wife                    |
tock                       |      |    | |                  |   |           |                   |      |                           |
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   $0.10 Par Value Common S|6/6/97|S   | |5,000             |D  |$3.63      |                   |I     |By Wife                    |
tock                       |      |    | |                  |   |           |                   |      |                           |
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   $0.10 Par Value Common S|6/9/97|S   | |5,000             |D  |$3.50      |                   |I     |By Wife                    |
tock                       |      |    | |                  |   |           |                   |      |                           |
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   $0.10 Par Value Common S|6/26/9|S   | |5,000             |D  |$3.31      |15,000             |I     |By Wife                    |
tock                       |7     |    | |                  |   |           |                   |      |                           |
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   $0.10 Par Value Common S|6/11/9|C** |V|318               |A  |N/A        |2,998              |D     |N/A                        |
tock                       |7     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Warrant To Purchase Co|$3.75   |6/9/9|A*  | |100,000    |D  |04/09|04/09|common stock|100,000|       |            |I  |By Corporati|
mmon Stock            |        |7    |    | |           |   |/97  |/00  |            |       |       |            |   |on          |
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Option To Purchase Com|$2.97   |N/A  |N/A | |7,500 N/A  |A,D|07/27|01/26|common stock|7,500  |       |7,500       |D  |            |
mon Stock             |        |     |    | |           |   |/97  |/02  |            |       |       |            |   |            |
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Warrant To Purchase Co|$0.75   |6/3/9|M   | |15,000     |D  |03/09|02/12|common stock|475,000|       |475,000     |I  |By Wife     |
mmon Stock            |        |7    |    | |           |   |/96  |/01  |            |       |       |            |   |            |
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Warrant To Purchase Co|$2.00   |N/A  |N/A | |N/A N/A    |A,D|05/17|05/16|common stock|11,137 |       |11,137      |D  |            |
mmon Stock            |        |     |    | |           |   |/96  |/99  |            |       |       |            |   |            |
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Warrant To Purchase Co|$6.00   |6/11/|C** |V|318 N/A    |A,D|Immed|08/13|common stock|50,318 |       |50,318      |D  |            |
mmon Stock            |        |97   |    | |           |   |     |/98  |            |       |       |            |   |            |
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Series A Cum. Conv. Pr|N/A     |6/11/|C** |V|100 N/A    |A,D|N/A  |N/A  |            |       |       |            |   |            |
eferred Stock         |        |97   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
* As previously reported on the Form 4 for April 1997, these warrants were granted to Beta Capital Group, Inc.
("Beta") pursuant to an amendment of an existing consulting agreement. Mr. Antry is the President of Beta. The transaction was unanimously approved by the Board of Directors on April 9, 1997. In June 1997, Beta disposed of these warrants by assigning them to third parties without any cash consideration.
** On June 11, 1997, all of the Company's outstanding $0.01 Series A Cumulative Preferred Stock automatically converted into $0.10 par value Common Stock and Common Stock Purchase Warrants pursuant to the terms of the
Articles of Incorporation at a ratio of 3.1875 to 1. Accordingly, the Reporting Person's 100 shares of preferred stock automatically converted into 318 shares of common stock and 318 common stock purchase warrants on June 11,
1997.
NOTES: Mr. Antry served on the Company's Board of Directors representing the Preferred Stockholders. In connection with the automatic conversion of the Preferred Stock discussed above (see **), Mr. Antry's term as a director representing the Preferred Stockholders was also automatically terminated. However, on June 12, 1997 the
Board of Directors appointed Mr. Antry as a Class B Director to serve in that capacity until the Annual Meeting of
Stockholders to be held in
1998.
SIGNATURE OF REPORTING PERSON
/s/Patrick J. Duncan, Attorney-In-Fact for Steve A. Antry
DATE
  July 8, 1997